Skadden, Arps, Slate, Meagher & Flom llp

スキャデン・アープス法律事務所

スキャデン・アープス外国法事務弁護士事務所

（外国法共同事業）

（ニューヨーク・カリフォルニア州法）

Skadden Arps Law Office

Skadden Arps Foreign Law Office

(Registered Associated Offices)

Izumi Garden Tower, 37th Floor

1-6-1, Roppongi

Minato-ku, Tokyo 106-6037, JAPAN

________

TEL: (03) 3568-2600

FAX: (03) 3568-2626

www.skadden.com

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TORONTO

July 24, 2020

VIA E-MAIL

Mr. Perry Hinden, Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

RE:	Sky Solar Holdings, Ltd.

Schedule TO-T/13E-3

Filed July 6, 2020 by Square Acquisition Co., Square Limited et. al

File No. 005-88608

Dear Mr. Hinden:

On behalf of Square Acquisition Co., Square Limited, Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment (H.K.) Limited, Abdullateef A. AL-Tammar, Development Holding Company Ltd., and Bjoern Ludvig Ulfsson Nilsson (collectively, the “Offeror Group”), in connection with its offer to purchase all of the issued and outstanding ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) including all Ordinary Shares represented by American depositary shares (the “ADSs,” each representing twenty Ordinary Shares), of Sky Solar Holdings, Ltd. (“SKYS” or the “Company”), not owned by the Offeror Group (as well as 600,000 ADSs owned by Kai Ding and 146,499 ADSs owned by TCL Transportation Holdings Limited, which shall be tendered in the Offer) we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated July 15, 2020 with respect to the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO, File No. 005-88608 (the “Schedule TO/13E-3”), filed on July 6, 2020 by the Offeror Group. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Offeror Group.

Securities and Exchange Commission July 24, 2020 Page 2

Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Offer to Purchase (“Offer to Purchase Amendment No. 1”), filed as Exhibit (a)(1)(viii) to the Amendment No. 1 to the Schedule TO-T (“Schedule TO-T Amendment No. 1”), concurrently with the submission of this letter in response to the Staff’s comments. Offer to Purchase Amendment No. 1 incorporates the changes made in response to the Staff’s comments. In addition, a marked copy of the Offer to Purchase indicating changes made by Offer to Purchase Amendment No. 1 against the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO-T on July 6, 2020 (the “Offer to Purchase”), is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase, as amended by Offer to Purchase Amendment No. 1.

The Offeror Group will disseminate the Schedule TO-T Amendment No. 1, together with Offer to Purchase Amendment No. 1, as soon as possible.

Schedule TO/13E-3

1.	Item 10 of the Offeror Group’s Schedule TO indicates that financial information with respect to Square Limited is not material because, among other things, the Offer is not subject to any financing condition. Given the disclosure in the Offer to Purchase regarding the Financing Condition, please revise.

In response to the Staff’s comment, the Offeror Group respectfully submits that a revision to Item 10 of the Schedule TO is no longer necessary in light of the deletion of the Financing Condition.

Please refer to pages 3 and 6-7 of Offer to Purchase Amendment No. 1 for applicable revisions regarding deletion of the Financing Condition.

Offer to Purchase

General

2.	Disclosure on page 2 indicates that the Offerors’ financial condition is not relevant to the decision of holders of Ordinary Shares and ADSs to tender Ordinary Shares and/or ADS and accept the Offer because the Offer is being made for all outstanding Ordinary Shares solely for cash and further, if the Offeror Group consummates the Offer, it expects to acquire all remaining Ordinary Shares for the same cash price in the Merger. We note, however, that the Offeror Group’s obligation to purchase tendered Shares is subject to the Financing Condition. Please provide the disclosure required by Item 10 of Schedule TO for the Offeror Group. Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to Item 10 of Schedule TO. Please include in such analysis a discussion of the percentage of shares outstanding currently held by the Offeror Group, both on an absolute basis as well as on total voting power basis.

Securities and Exchange Commission July 24, 2020 Page 3

In response to the Staff’s comment the Offeror Group respectfully submits that, in light of the deletion of the Financing Condition, Instruction 2 to Item 10 is applicable and no additional disclosure regarding the Offeror Group’s financial condition is required.

Please refer to pages 3 and 6-7 of Offer to Purchase Amendment No. 1 for applicable revisions regarding deletion of the Financing Condition.

3.	The Financing Condition suggests uncertainty as to the Offeror Group’s ability to obtain financing. Under such circumstances, a material change will occur in the information previously disclosed when such uncertainty is eliminated, evidenced by satisfaction or waiver or deletion of the Financing Condition. Under Rule 14d-3(b)(1), the Offeror Group is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror Group will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that the Offer will remain open for a minimum of five business days from the date that the material change is first published, sent or given to shareholders. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

In response to the Staff’s comment, the Offeror Group respectfully submits that the Financing Condition has been deleted, and that the Offer will remain open for five business days from the publication of Schedule TO-T Amendment No. 1 disclosing such deletion.

Please refer to pages 3 and 6-7 of Offer to Purchase Amendment No. 1 for applicable revisions regarding elimination of the Financing Condition.

What is your position as to the fairness of the transaction? Page 3

4.	Disclosure here defines “Unaffiliated Security Holders” to mean holders of Ordinary Shares and ADSs other than the Offeror Group. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the term “Unaffiliated Security Holders” applies to any other directors and officers of the Company or its affiliates who are not necessarily members of the Offeror Group or its affiliates. Disclosure regarding the Board’s fairness determination with respect to the defined term “Unaffiliated Security Holders,” as opposed to unaffiliated holders of Ordinary Shares and ADSs, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.

Securities and Exchange Commission July 24, 2020 Page 4

The Offeror Group respectfully submits that it does not intend for the term “Unaffiliated Security Holders” to apply to any other directors and officers of the Company or its affiliates who are not members of the Offeror Group or its affiliates.

In response to the Staff’s comment, the Offer to Purchase has been revised. Please refer to page 3 of Offer to Purchase Amendment No. 1.

Introduction, page 6

5.	Refer to the disclosure on pages 7 and 16 regarding the Offeror Group’s purchase of Ordinary Shares in the open market or in privately negotiated transactions if the Offer is not completed. We remind you that such purchases may constitute a first step in a Rule 13e-3 transaction. In such circumstances, the parties would be subject to the requirements in Exchange Act Rule 13e-3(f)(1). Please confirm the Offeror Group’s understanding in this regard.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group understands that the purchase of Ordinary Shares in the open market or in privately negotiated transactions if the Offer is not completed may constitute a first step in a Rule 13e-3 transaction, and that in such circumstances the parties would be subject to the requirements of Exchange Act Rule 13e-3(f)(1).

Position of the Offer Group Regarding Fairness of the Offer and the Merger, page 12

6.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the Offeror Group believes that the Rule 13e-3 transaction is fair in the absence of such safeguards.

The Offeror Group respectfully submits that the factors listed in Instruction 2 to Item 1014 of Regulation M-A and Item 1014(c), (d) and (e) are discussed on pages 12 through 15 of the Offer to Purchase, under “Special Factors – Section 3. Position of the Offeror Group Regarding Fairness of the Offer.” In particular, with respect to Item 1014(c), the Offeror Group notes that in order to satisfy the Minimum Condition, a majority of the Unaffiliated Security Holders (i.e., a “majority-of-the-minority”) must validly tender and not withdraw prior to the expiration of the Offer their Ordinary Shares (including Ordinary Shares represented by ADSs).

In addition, in response to the Staff’s comment and in relation to Item 1014(d) and (e), the Offer to Purchase has been revised to reflect certain information disclosed in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by SKYS with the SEC on July 20, 2020. Please refer to page 4 of Offer to Purchase Amendment No. 1.

Effects of the Offeror, page 15

Securities and Exchange Commission July 24, 2020 Page 5

7.	Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A. Refer to Item 7 of Schedule 13E-3.

In response to the Staff’s comment, the requested disclosure was added to pages 4-5 of Offer to Purchase Amendment No. 1.

Secured Loan Facility, page 34

8.	Please update this disclosure to the extent that the definitive loan agreement relating to the loan facility has been executed. Please also provide the disclosure described in Item 1007(d)(2). Refer to Item 10 of Schedule 13E-3.

In response to the Staff’s comment, we respectfully confirm that the Offeror Group will update the disclosure to the extent that the definitive loan agreement relating to the loan facility has been executed.

In response to the Staff’s comment regarding disclosure described in Item 1007(d)(2), such disclosure was added to page 6 of Offer to Purchase Amendment No. 1.

*          *          *

If you have any questions regarding the foregoing or wish to discuss any aspect of Schedule TO-T Amendment No. 1, please contact the undersigned by phone at +81-3-3568-2626 or by e-mail at kenji.taneda@skadden.com.

Very truly yours,

/s/ Kenji Taneda, Esq.
Kenji Taneda, Esq.

Enclosures

cc:

Mitsutoshi Nishiyama

Square Limited

Square Acquisition Co.